December 14, 2010
Ms. Linda Cvrkel,
This letter is in response to your letter dated November 30, 2010 regarding Premier Exhibitions, Inc.’s Form 10-K for the year ended February 28, 2010, filed on May 14, 2010, File number 000-24452.
We appreciate your review and commentary of our Form 10-K for the year ended February 28, 2010 and our Form 10-Q for the quarter ended August 31, 2010 and we fully intended to comply with all SEC rules and regulations.
Please note that as of February 28, 2010, we did not file our Form 10-K as a smaller reporting company, but qualified as such for our August 31, 2010 Form 10-Q. Accordingly, our upcoming 10-Q filing for the quarter ended November 30, 2010 and our Form 10-K filing for the year ended February 28, 2011 will comply with those filing requirements and your remarks.
The Company acknowledges the following:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We respectfully request confidential treatment of responses to the following questions: #7 and #16. These responses qualify for confidential treatment under Rule 83 as competitively sensitive information.
Please feel free to contact me with any questions or concerns.
Respectfully,
/s/ John A. Stone
John A. Stone
Chief Financial Officer
Premier Exhibitions, Inc.

Securities and Exchange Commission Review
Form 10-K for the year ended February 28, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
• Critical Accounting Policies, page 29
1.	We note your disclosure that you have identified your critical accounting policies as revenue recognition and income taxes and believe they are adequately described in Footnote 2. However, we believe that you should include a discussion of the significant estimates surrounding your critical accounting policies in your MD&A section. In future filings, please expand all of your critical accounting policies to address the following areas:
•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•	Circumstances that have resulted in revised assumptions in the past.
PRXI Response: We note your request to include additional discussion in our Management’s Discussion and Analysis for Critical Accounting Policies, specifically regarding significant estimates. In our next Form 10K filing for the year ended February 28, 2011 and for future 10K filings, we will comply with this request and include appropriate disclosure.
2.	In addition, please consider the disclosure of other accounting policies that may require significant assumptions and estimates (e.g., legal contingencies, impairment of assets such as artifacts owned, property and equipment and other assets, stock compensation, etc.) within your critical accounting policies and estimates section. Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).
PRXI Response: We note your request to include additional disclosure in our Management’s Discussion and Analysis for other accounting policies that may require significant assumptions and estimates. In our next Form 10K filing for the year ended February 28, 2011 and for future 10K filings, we will comply with this request and include appropriate disclosure.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 30
3.	We note your disclosure that you conduct a significant portion of your business activities outside of the U.S. and are thereby exposed to the risk of currency fluctuations. Please revise this section in future filings to discuss your foreign currency risk in terms of one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.
PRXI Response: We note your request to include additional disclosure in accordance with Item 305 of Regulation S-K regarding foreign currency risk related to our foreign operations. However, as the company now qualifies as a smaller reporting company, it is no longer required to provide the information required in Item 305 of Regulation S-K. If the company determines in the future that it no longer qualifies as a smaller reporting company, it will then fully comply with the requirements of Item 305.

Notes to the Financial Statements
• General
4.	We note from your disclosures in Note 7 and elsewhere that in fiscal 2010 you had impairments to goodwill and other intangible assets. Please revise future filings to include the disclosures set forth in ASC 820-10-50-5 for assets or liabilities, such as these intangible assets, measured at fair value on a nonrecurring basis.
PRXI Response: We note your request to include additional disclosure in accordance with ASC 820-10-50-5 regarding assets or liabilities measured at fair value on a nonrecurring basis in future filings. In our next Form 10K filing for the year ended February 28, 2011 and for future 10K filings, we will comply with this request and include appropriate disclosure.
Note 2. Summary of Significant Accounting Policies
(a) Revenue Recognition, page 38
5.	We note your disclosure that as a result of the amendments that took place during the first quarter of fiscal 2010, you will no longer recognize payment of non-refundable exhibition license revenue upon execution of an agreement or upon cash collection as a separate deliverable, but rather will defer such amounts until the time that the exhibition occurs, or the allowed time period for such an exhibition has passed and no remaining obligation to host such exhibition exists. Please explain to us in further detail changes in terms to the agreement with promoters and why these amendments resulted in a change in how you account for license revenue. As part of your response, please explain to us why you believe your policy of recognizing revenue before an exhibition began was appropriate in periods prior to these amendments. Additionally, please explain to us why in light of this, deferred revenue has not increased in fiscal 2010 compared to fiscal 2009.
PRXI Response: Our contractual terms vary from contract to contract depending on the geographic market, the co-sponsor, the expected levels of ticket sales, the allocation or absorption of exhibition costs, and other variables. Certain of our contracts require an up-front payment to secure a geographic territory in addition to an allocation of ticket revenue between Premier and the co-sponsor. In some cases, this up-front fee can be recovered by the co-sponsor. This recovery is generally through a preferred allocation of the subsequent ticket revenue up to the amount of the up-front fee paid by the co-sponsor before Premier begins to share in ticket revenues. When an upfront license fee is recoupable, we defer that revenue until the actual exhibit takes place. We also have contracts where the fee is neither refundable nor recoupable through subsequent ticket sales. These non-refundable and non-recoupable fees are generally to secure distribution rights for more significant cities or larger geographic territories. It is this type of contract which changed (as discussed in more detail below) and therefore the remainder of the response will address our historical position, the changes that occurred and our planned revisions.

For a contract with up front geographic licenses and exhibitry, we apply the provisions of Staff Accounting Bulletin, Topic 13: Revenue Recognition, and Accounting Standards Codification Section 605-25: Revenue Recognition, Multiple Element Arrangements (formerly Emerging Issues Task Force No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables). For this type of contract, we evaluated the revenue as follows:
a)	Deliverables — We determined that there were two deliverables (geographic license and exhibitry). While the contracts had other stipulations such as delivery of educational materials, artwork / photography and display cases, these were considered perfunctory.

b)	Units of accounting — We determined that the licensing and the exhibitry were two separate units of accounting. The separability of the geography license was based on instances where existing holders of a license subsequently sold such license to a third party. This provided evidence that the license had value to the customer on a stand alone basis.

c)	VSOE of fair value (for undelivered items) — We analyzed ticket revenue allocations for several historical venues, many of which had different terms regarding sharing of expenses, recoupability of the license fees, and other variables. Regardless of the terms, our contracts generally yield 70% to 80% of total ticket revenues being allocated to Premier and 20% to 30% of ticket revenues being allocated to the counterparty. Therefore, as long as the planned allocation of a contract is within these ranges, the fee for the exhibitry is considered to be at fair value.

d)	Return rights — We analyzed contractual as well as historical practices and noted no contractual return rights or a history of concessions, returns or allowances.
Based on the above analysis at the time of the transaction, we recognized the fee for the license when the license was granted and recognized fees from the exhibitry at the time the tickets were sold and the event held.
As we have disclosed, we have had a number of changes in our senior management positions. Current management believes that our relationship with certain cosponsors is critical to our business model. In the first quarter of fiscal 2010, one of our co-sponsors asked for, and current management granted, two concessions under existing contracts. For one contract we modified the geographic territory associated with the contract. On another contract that required an annual license renewal fee, we modified the amount of the license fee but kept other terms in place.

Because of these changes, we believe that our future analyses for similar contracts may result in us not being able to assert that there are no “rights of return”, that delivery of the license has occurred, or that we can continue to support VSOE. We are not modifying our historical accounting nor are we modifying our implementation of GAAP. Rather, we believe that the result of applying the same model may be different and therefore we modified our revenue recognition disclosure to inform the reader of the changes and potential impact on our recording of revenue. We will continue to evaluate each contract individually for appropriate revenue recognition considering specific accounting guidance keeping in mind how our past contracts have been amended.

Since the fourth quarter of fiscal 2009, our exhibition business has declined, we tour fewer exhibitions and produce more of them ourselves, altogether eliminating most of these types of license agreements. As a result, we have not had any subsequent transactions of this type to evaluate.

Note 7. Goodwill and Other Intangible Assets, page 46
6.	We note your disclosure that during fiscal 2009 you recorded additional goodwill of $1.2 million related to a Bodies license agreement associated with the tax implications of certain acquired intangible assets. Please provide us details as to the nature of this adjustment.

PRXI Response: The additional goodwill reported in fiscal 2009 relates to the difference in book and tax basis of the license agreements for the Universe Within Touring Company (the “Universe Within”). A deferred tax liability and associated goodwill should have been recorded related to the license agreements upon acquisition of the Universe Within in fiscal 2008. The Company noted these amounts had not been recorded upon preparing its tax provision for fiscal 2009 and therefore made the appropriate adjustments. The impact of this adjustment recorded in 2009 was only on the balance sheet. The adjustment would not have impacted the 2008 working capital, net equity, net income (loss), earnings per share or operating cash flows. Management considered the impact immaterial for restatement of the 2008 financial statements.

7.	Please provide us details of and disclose in future filings, the nature of the intangible assets acquired during the year ended February 28, 2009. Also, regarding the total intangible asset balance, please revise future filings to disclose the estimated aggregate amortization expense for each of the five succeeding years. See guidance in ASC 350-30-50.

PRXI Response: This information has not been included per Rule 83.

8.	We note from your disclosure in Note 4 that the balance of the Sports Immortal licenses was $3.6 million at February 28, 2009 and $0 at February 28, 2010. Please explain to us where the impairment charge of $3.6 million has been recorded. It appears from your disclosures in Note 7 that the only impairment charge to intangible assets recorded during FY 2010 was $1.9 million related to the excess human anatomical displays. Also, if the Anatomical specimen licenses were impaired by $1.9 million in fiscal 2010, as you disclose in Note 7, we would expect that the gross value of these anatomical specimen licenses would be reduced in Note 4 as of February 28, 2010. Please advise or revise accordingly.

PRXI Response: The balances reported in the Note 4 table indicate they are for Sports Immortal licenses of $3.6 million at February 28, 2009 and $0 at February 28, 2010. However, these amounts did not relate to Sports Immortal licenses, but rather to licenses with The Universe Within Touring Company (“The Universe Within”) related to human anatomical displays. An impairment charge of $1.9 million for these licenses was recorded as impairment expense (as discussed in Note 7, which you indicate above) and included in “Impairment of intangibles” in the Statement of Operations in the Form 10K for fiscal 2010. The value of the anatomical specimen licenses at February 28, 2010 did not change in value (as reflected in Note 4) as these licenses are separate from the ones with The Universe Within and these licenses were not impaired during fiscal 2010. As noted above, the licenses with The Universe Within were incorrectly labeled as Sports Immortal Licenses in the table in Note 4. We will correct this labeling in future filings.

Note 9. Stock Compensation and Stock Options, page 48
9.	We note from your disclosure in Note 9 that the expected volatility assumption used in the Black-Scholes option pricing model increased from 50% in fiscal 2009 to 127% in fiscal 2010. Please explain to us why you believe such a significant increase in the assumption was appropriate.

PRXI Response: In fiscal 2009, then management used a 50% expected volatility assumption which was an estimate that did not appear to be directly related to the actual historical volatility of our common stock. In fiscal 2010 our volatility assumption was 127% based on a six year average of Company stock price. After calculation of this refined percentage for fiscal 2010, the Company recalculated its fiscal 2009 volatility assumption at 121% and also recalculated related 2009 stock compensation expense. The Company determined that even though the 50% volatility assumption was not supportable, the stock compensation expense was not materially misstated, especially considering the forfeitures during fiscal 2009 as discussed in response 11 below. The Company firmly commits to calculate the volatility assumption on an annual basis going forward.

10.	We note that you have a significant amount of warrants outstanding as of February 28, 2010. For each period in which an income statement is presented, please tell us the nature and amount of any warrants issued by the Company. Also, please explain to us how you determined or calculated the fair value of the warrants issued. For example, we note from your disclosure in your Form 10-K for the year ended February 28, 2009 that during fiscal year 2009, the Company issued 300,000 warrants at a fair value of $3.22 per unit with an average vesting period of three years at a strike price of $4.57. Please explain to us, and disclose in future filings, the reason that you issued these warrants (e.g., for services rendered) and how you determined or calculated the fair value of the warrants. Additionally, please provide us with and disclose in future filings, detail of the warrant activity (i.e. granted, exercised, expired, etc.) for each period in which a statement of position is presented.

PRXI Response: No warrants were issued for either the fiscal year ended February 29, 2008 or February 28, 2010. For the fiscal year ended February 28, 2009, 300,000 warrants were issued under a services agreement between the Company and Sports Immortals, Inc. The fair value of the warrants was disclosed as $3.22, but was actually $3.83 as determined via the Black-Scholes model. All compensation expense related to the warrants was appropriately recorded using the fair value of $3.83. Warrant activity for each of the three periods presented in the Statements of Operations is presented in the table below. We will include disclosure of all warrant activity in our next 10K filing for the year ended February 28, 2011 and in all future 10K filings.

Warrants
Outstanding at February 28, 2007	$2,225,299
Granted	$—
Exercised	$(918,882)
Forfeited/Expired/Cancelled	$—

Outstanding at February 29, 2008	$1,306,417
Granted	$300,000
Exercised	$(50,000)
Forfeited/Expired/Cancelled	$—

Outstanding at February 28, 2009	$1,556,417
Granted	$—
Exercised	$—
Forfeited/Expired/Cancelled	$(240,000)

Outstanding at February 28, 2010	$1,316,417

Note 11. Post Employment Benefits, page 52
11.	We note your disclosure that you reversed $4.2 million of previously recognized stock compensation as a result of the forfeitures in fiscal 2009. Please tell us how you determined or calculated the amount of the reversal and why you believe the reversal was appropriate in fiscal 2009. Also, please tell us the nature of the vesting conditions for the stock options and restricted stock that was forfeited. See guidance in ASC 718-10-35.
PRXI Response: Under the provisions of a September 1, 2007 employment agreement with our former CEO, the Company granted 625,000 stock options and 625,000 restricted stock awards. The vesting terms of the stock options was 100,000 on the first anniversary, 125,000 shares to vest pro rata on a monthly basis until the second anniversary, 130,000 shares to vest pro rata on a monthly basis until the third anniversary, 135,000 shares to vest pro rata on a monthly basis until the fourth anniversary and the final 135,000 shares to vest pro rata on a monthly basis until the fifth anniversary. Identical vesting was in place for the restricted stock grants. The former CEO was terminated on August 19, 2008 and therefore no stock options or restricted stock awards were exercisable at the termination date. No forfeitures were expected in determining the original amount of compensation expense for these awards due to the executive level of position of the person being granted the awards and historically low turnover of such position. The total amount of the estimated compensation cost was being recognized ratably over the requisite service period of five years. Through the termination date, we recognized $3,020,417 of compensation costs associated with these awards. In accordance with ASC 718-10-35-3, we revised that estimate at the time of his termination and the cumulative effect on current and prior periods of the change in the estimated number of instruments for which the requisite service is expected to be rendered was recognized in as a component of compensation cost in the period of the change resulting in credit to compensation expense of $3,020,417.
Under the provisions of an August 27, 2007 employment agreement with our former VP of Marketing, the Company granted 100,000 stock options. The vesting terms of the stock options was 33,333 on September 10, 2008, 33,333 on September 10, 2009 and 33,334 on September 10, 2011. The former VP of Marketing was terminated on August 27, 2008 and therefore no stock options were exercisable at the termination date. No forfeitures were expected in determining the original amount of compensation expense for this award due to the executive level of position of the person being granted the awards and historically low turnover of such position. The total amount of the estimated compensation cost was being recognized ratably over the requisite service period of three years. Through the termination date, we recognized $322,052 of compensation costs associated with this award. In accordance with ASC 718-10-35-3, we revised that estimate at the time of his termination and the cumulative effect on current and prior periods of the change in the estimated number of instruments for which the requisite service is expected to be rendered was recognized in as a component of compensation cost in the period of the change resulting in credit to compensation expense of $322,052.

On September 1, 2007, an aggregate of 400,000 stock options were issued to two new members of our board of directors. Under the terms of the grant, the vesting for these options was over five years with 20% vesting on each anniversary date. These two board members terminated their service on August 18, 2008, and no stock options were exercisable at that time. No forfeitures were expected in determining the original amount of compensation expense for these awards as we historically had not had significant turnover at the board level. The total amount of the estimated compensation cost was being recognized ratably over the requisite service period of five years. Through the termination date, we recognized $772,933 of compensation costs associated with these awards. In accordance with ASC 718-10-35-3, we revised that estimate at the time of their termination and the cumulative effect on current and prior periods of the change in the estimated number of instruments for which the requisite service is expected to be rendered was recognized in as a component of compensation cost in the period of the change resulting in credit to compensation expense of $772,933.
The aggregate credit to compensation expense for all of the above was $4,115,402.
Note 17. Litigation and Other Legal Matters, page 57
12.	We note your disclosure that in fiscal 2010 you issued 70,000 shares of restricted stock in settlement of a lawsuit with Stefano Arts. Please tell us and explain in the notes to your financial statements how you valued the shares issued in this transaction. If the transaction was recorded based on the fair value of the shares issued, please explain how “fair value” was determined.
PRXI Response: The Company reached a settlement with Stefano Arts for a total of $166,800. This amount was agreed to be paid in cash of $115 thousand in three installments over a 10 month period and 70,000 shares of the Company’s restricted stock (as valued at the closing market price of $0.74 per share at the date of settlement of March 31, 2009). We will include this more detailed explanation of the settlement in our next Form 10K filing for the year ended February 28, 2011.
Note 19. Quarterly Financial Data (Unaudited), page 60
13.	Please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as impairment charges, lease abandonment, bad debt charges, etc. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.
PRXI Response: In accordance with Item 302(a)(3) of Regulation S-K, the Company disclosed its selected quarterly financial data. Our quarterly data was impacted by the following unusual or infrequent items:
•	Q1 2010 — Impairment of goodwill and intangible assets for $4.5 million related to human anatomical displays

•	Q2 2010 — Bad debt expense of $1.5 million incurred mainly related to one vendor

•	Q4 2010 — Lease abandonment expense of $4.4 million related to a non-cancellable operating lease

•	Q1 2009 — Acquisition of MGR Entertainment

•	Q2 2009 — Reversal of previously recognized stock compensation of $4.2 million
The Company now qualifies as a smaller reporting company, and as such is not required to provide the information called for in Item 302(a)(3). If the company determines in the future that it no longer qualifies as a smaller reporting company, it will then fully comply with the requirements of Item 302(a)(3).

Schedule II Valuation and Qualifying Accounts, page 64
14.	We note that in the year ended February 28, 2010 you increased the allowance for doubtful accounts with a $1.8 million charge to bad debt expense, and you also deducted $2.3 million from the allowance for doubtful accounts. Please explain to us the nature of this $2.3 million deduction to the allowance for doubtful accounts and tell us why you believe it was appropriate in the year ended February 28, 2010.
PRXI Response: The allowance for doubtful accounts was reduced by $2.3 million during the year ended February 28, 2010 due to three types of activity discussed below. As each of these situations occurred during fiscal 2010, the allowance was properly released in fiscal 2010.
•	$560 thousand of the reduction in the allowance for doubtful accounts is due to settlement with certain presenting partner during fiscal 2010, which resulted in a release of the allowance related to these doubtful accounts which had been established.

•	A reduction of $1.2 million of the allowance was written off related to amounts due from a vendor that the Company contracted with to run shows which later the Company decided to self-run. The Company had several outstanding invoices due from this presenting partner which had an established allowance for bad debt. After the decision to self-run the exhibits previously run by this vendor was made, the Company determined that collection of the outstanding invoices was not possible and the related allowance for doubtful accounts was written off. The reduction in the allowance was offset by the reduction in the receivable and therefore did not impact our results of operations.

•	The remaining $540 thousand of the reduction in the allowance for doubtful accounts relates to final write-off of balances due from presenting partners where the Company determined that the balances were not collectible after substantial effort to settle with the vendors. The reduction in the allowance was offset by the reduction in the receivable and therefore did not impact our results of operations.
Form 10-Q for quarter ended August 31, 2010
15.	We note from your Form 8-K dated August 5, 2010 that in connection with the expedition to the Titanic wreck site, WHOI agreed to provide services to the Company in exchange for $1,000,000. T hey also agreed to provide separate services related to the use of two Autonomous Underwater Vehicles on the expedition in exchange for a payment of $766,787.00 for the AUV Services. Please explain to us and disclose in the notes to the financial statements in future filings, how you have accounted for these payments.
PRXI Response: The amounts being paid to WHOI for services rendered and for the use of the AUVs under the agreement filed along with our 8-K dated August 5, 2010 are being capitalized as the Company believes that the footage and other benefits obtained from the associated dive will provide long-term commercial value. We will clarify in our future filings.

Note 3. 2010 Expedition to Titanic Wreck Site
16.	We note that you have recorded $2.6 million in long-term assets related to the film footage and still images obtained during the expedition as well as the new website developed for the expedition. Please provide us details of the nature of each significant amount capitalized and explain to us why you believe capitalization is appropriate. Include in your response the relevant authoritative accounting guidance. Also, as part of your response please tell us the amount capitalized related to the new website and explain how your capitalization of the amount is in accordance with ASC 350-50-25. Additionally, please tell us, and disclose in future filings, when you began or intend to begin amortizing these assets and the estimated lives of each asset class.
PRXI Response: This information has not been included per Rule 83.
Note 4. Non-Controlling Interest
17.	We note from your disclosure that the Company and S2BN each own 50% of the joint venture and will share equally in the funding requirements and profits and losses of the joint venture exhibitions. Citing relevant authoritative accounting guidance, please tell us why you believe it is appropriate to consolidate this joint venture rather than account for it under the equity method of accounting.

PRXI Response: The Company develops new content for its traveling exhibitions, and has for over two years been developing a specific concept that explores the history of a single, iconic brand name, the conditions that existed at its formation, how it survived, thrived and eventually transformed much of what we experience today in popular culture. The Company sees many rich opportunities to pursue content in this space, but seeks to partner with third parties to manage the cost and risk in pursuing certain of these concepts. In the case of this one piece on content, we have formed a partnership with S2BN, who brings knowledge and experience in the area of promoting consumer oriented experiences that center on popular culture. S2BN brings to the joint venture their insights on the further development of the concept from its very mature state to its eventual opening to the general public, and shares in the cost to complete the project. Although this venture is formed around initially one project, it is expressly intended to function as a vehicle for other similar concepts in the future. While the joint venture is a 50/50 split of costs and profits, each partner provides discrete skills and resources. In management’s estimation, the Company controls this joint venture despite owning only 50% of the equity by virtue of Company’s role of identifying and initially developing concepts. In that capacity, the Company determines which concepts to contribute to the joint venture with S2BN, and which to pursue on its own. Therefore, the Company holds significant sway over the future prospects of the joint venture. Additionally, the Company has the unique ability to produce these exhibitions and move them around the world, an area that S2BN does not currently operate. For these reasons, management deems the most appropriate treatment of this joint venture under ASC 810-25-1 is to consolidate the entire operation and make accounting for the existence of the joint venture partner as a minority interest.

Note 5. Stock Repurchase
18.	We note from your disclosure that you repurchased 115,081 shares of common stock at an average cost of $1.16 per share during the quarter ended August 31, 2010. In this regard, it is unclear to us where such amounts have been reflected in your statement of cash flows for the six months ended August 31, 2010. Please advise or revise accordingly.

PRXI Response: The Company’s repurchase of common stock was not reflected in a separate line item on the Statement of Cash Flows for the six months ended August 31, 2010. We propose that the amount be reflected separately on the Statement of Cash Flows beginning with the Form 10Q for the quarter ended November 30, 2010, as the amount is not material for restatement of August 31, 2010 Form 10Q. We will ensure that going forward all stock repurchases are properly reflected in the Statements of Cash Flows.
Note 6. Legal Proceedings and Contingencies
19.	We note that in October 2009 the Board of Directors approved the creation of a trust and reserve fund for the Titanic collection if the District Court awarded the Company an in-specie award. In light of the fact that on August 12, 2010 the District Court granted a salvage award to the Company for 100 percent of the fair market value of the artifacts, please explain to us if you have created this trust and reserve fund. If so, please tell us and disclose in future filings, how you have accounted for, or intend to account for, the initial payment of $500,000 and subsequent quarterly payments of $25,000.

PRXI Response: In October of 2009 the Board of Directors agreed to create a trust if and when the judge grants an in-specie award. The judge has not yet granted an in-specie award. In August of 2010, the judge granted a salvage award in the amount of $110 million, but withheld payment until August 2011, during which time she will evaluate how to satisfy payment of the $110 million. The judge could satisfy payment in the form of an in-specie award or a cash award. However, that has not yet happened. Therefore, we are not yet required to establish the trust referenced in October 2009.
Management’s Discussion and Analysis
The Quarter ended August 31, 2010 Compared to the Quarter ended August 31, 2009
The Six Months ended August 31, 2010 Compared to the Six Months ended August 31, 2009
20.	We note from your disclosures that the decrease in operating expenses was attributed to a decrease in salary structure and significantly lower severance expenses and also a decrease in legal and professional fees in the current year. In this regard, to the extent the change is attributed to more than one factor you should quantify each item contributing to the change in order to put such changes into the proper context for the reader. Please confirm your understanding of this matter and revise future filings accordingly.
PRXI Response: We agree that in instances where more than one factor is contributing to the change being discussed in Management’s Discussion and Analysis, each contributing factor should be quantified in order for the reader of the Form 10K/Q to be able to properly determine the magnitude of the impact of the each item. Beginning with the Form 10Q for the quarter ended November 30, 2010 and for all future filings, we will ensure this procedure is followed.